Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
November 7, 2011
NEWS RELEASE

Helix BioPharma Corp. Announces Meeting of Shareholders

AURORA, Ontario, November 7, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP” or “the Company”), announces that it has called its annual general meeting of shareholders (the “Meeting”) for January 30, 2012, with a record date of December 2, 2011. The Company will mail a management proxy circular in advance of the Meeting, which will include the Meeting place and time.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company mainly focused in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s product development initiatives and the Meeting. The Meeting date and record date may be subject to change. Assumptions applied in making forward-looking statements, include, without limitation, the safety and efficacy of Helix’s drug candidates; the receipt of regulatory approvals and appropriate financing; performance by third parties; and the successful development and commercialization of the drug candidates. Risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may be incorrect; the Company’s need for additional capital, which is not assured; research and development risks, including clinical trial risks; manufacturing risks; intellectual property risks; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Helix does not assume any obligation to update any forward-looking statement, except as required by securities law.